[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6877
garyrawitz@paulhastings.com

January 8, 2008	73489.00002

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC   20549

Re:	Gabelli Global Utility & Income Trust (the “Fund”) File Nos.: 333-147575 and 811-21529

Dear Ms. Hatch:

This letter responds to your comments communicated to me in writing on December 17, 2007, with respect to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on November 21, 2007.

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  References to page numbers refer to the current filing.

PROSPECTUS

COVER PAGE

Comment 1.  You have requested that the Registration Statement state whether or not the Fund’s 80% policy is fundamental, and if it is not, that shareholders will be notified if the Fund changes the policy.

Response:  The 80% policy is not fundamental and shareholders will be notified if the Fund changes the policy.  This clarification has been added to the cover page, page 2 and page 16.

Ms. Laura Hatch
January 8, 2008

PROSPECTUS SUMMARY

Comment 2.  Under the heading “Investment Objectives and Policies,” you have requested information on the types of equity securities in which the Fund may invest.

Response:  Additional disclosure has been added to pages 1 and 16 to explain that equity securities can include common stock, preferred stock, convertible stock and options on these securities.

Comment 3.  Under the heading “Dividends and Distributions,” you requested that we state whether or not the Fund expects any of its distributions for the fiscal year ended December 31, 2007 to constitute a return of capital.

Response:  The Fund does not expect that any of its distributions for the fiscal year ending December 31, 2007 will constitute a return of capital.  This information has been added to page 3.

Comment 4.  Under the heading “Exchange Listing,” you inquired as to whether or not any series of Variable Rate Preferred Shares issued by the Fund would likely be listed on an exchange.

Response:  It is not likely that any series of Variable Rate Preferred Shares issued by the Fund would be listed on an exchange and this information has been added to page 4.

Comment 5.  Under the heading “Management and Fees,” you have asked for clarification as to how the “corresponding swap rate” will be determined.

Response:  The corresponding swap rate will be determined based upon the stated dividend rate for Fixed Rate Preferred Shares or the average weekly auction rates for the Variable Rate Preferred Shares. This clarification has been added to page 12.

Comment 6.  Under the heading “Repurchase of Common Shares,” you have asked for clarification on whether the Fund will repurchase its shares in the open market when the common shares are trading at a discount of 10% or whether the Fund reserves the freedom of action to repurchase its common shares.  You also asked for a discussion of how much of the outstanding common shares the Fund will repurchase.

Response:  This is a decision for the Fund’s investment adviser, who will decide whether or not to repurchase the common shares if they are trading at such a discount.  As such, we can not presently answer how much, or even if, common shares would be repurchased in such circumstances. Clarification has been added to page 13.

Ms. Laura Hatch
January 8, 2008

FINANCIAL HIGHLIGHTS

Comment 7.  You have asked for a different symbol to be used for the portfolio turnover rate.

Response:  The footnote did not apply to those figures and the symbol has been removed on page 15.

INVESTMENT OBJECTIVES AND POLICIES

Comment 8.  You have asked for clarification as to whether or not the “11 countries throughout the world” includes the U.S.

Response:  Yes, the “11 countries throughout the world” includes the U.S. and this has been clarified on page 17.

STATEMENT OF ADDITIONAL INFORMATION

OWNERSHIP OF SHARES IN THE FUND

Comment 9.  You have asked for the information under this heading from the section titled “Portfolio Holdings Information” to be moved to the section titled “Portfolio Manager Information.”

Response:  The Statement of Additional Information has been revised accordingly and the “Ownership of Shares in the Fund” information is now on page A-16.

TANDY REPRESENTATIONS

In connection with this response to the Staff’s comments, the Fund hereby states the following:

(1)           The Fund acknowledges that in connection with the comments made by the Staffon the Form N-2 registration statement, the Staff has not passed generally on theaccuracy or adequacy of the disclosure made in the registration statement;

Ms. Laura Hatch
January 8, 2008

(2)           The Fund acknowledges that Staff comments or changes to disclosure in responseto Staff comments in the filings reviewed by the Staff do not foreclose theCommission from taking any action with respect to the filing; and

(3)           The Fund represents that it will not assert the Staff’s review process as a defensein any action by the Commission or any securities-related litigation against theFund.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above.  Thank you.

Very truly yours,

/s/ Gary Rawitz
Gary Rawitz
PAUL, HASTINGS, JANOFSKY & WALKER LLP